UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2012

Commission File Number: 001-33800

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

At the Annual Meeting of Stockholders of SearchMedia Holdings Limited (the
“Company”) for 2012, held on December 14, 2012, the Company’s stockholders considered nine proposals.

Proposal 1 – To elect Mr. Robert Fried as a director of the Company to serve until the 2013 Annual Meeting of Stockholders.

The results of the voting for Proposal 1 were as follows:

For – 17,772,835
Against – 534,692
Abstain – 38,852

Based on the votes set forth above, Mr. Fried was duly elected.

Proposal 2 – To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company to serve until the 2013 Annual Meeting of Stockholders.

The results of the voting for Proposal 2 were as follows:

For – 16,969,225
Against – 1,338,302
Abstain – 38,852

Based on the votes set forth above, Mr. Chen was duly elected.

Proposal 3 – To elect Mr. Paul Conway as a director of the Company to serve until the 2013 Annual Meeting of Stockholders.

The results of the voting for Proposal 3 were as follows:

For – 15,065,961
Against – 3,241,566
Abstain – 38,852

Based on the votes set forth above, Mr. Conway was duly elected.

Proposal 4 – To elect Mr. Yunan (Jeffrey) Ren as a director of the Company to serve until the 2013 Annual Meeting of Stockholders.

The results of the voting for Proposal 4 were as follows:

For – 18,275,585
Against – 31,942
Abstain – 38,852

Based on the votes set forth above, Mr. Ren was duly elected.

Proposal 5 – To elect Mr. Steven D. Rubin as a director of the Company to serve until the 2013 Annual Meeting of Stockholders.

The results of the voting for Proposal 5 were as follows:

For – 17,075,585
Against – 1,231,942
Abstain – 38,852

Based on the votes set forth above, Mr. Rubin was duly elected.

Proposal 6 – To elect Mr. Peter W.H. Tan as a director of the Company to serve until the 2013 Annual Meeting of Stockholders.

The results of the voting for Proposal 6 were as follows:

For – 18,275,935
Against – 31,592
Abstain – 38,852

Based on the votes set forth above, Mr. Tan was duly elected.

Proposal 7 – Approval of the amendment to the Company’s Amended and Restated
2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from
3,000,000 ordinary shares to 4,500,000 ordinary shares.

The results of the voting for Proposal 7 were as follows:

For – 15,118,088
Against – 3,226,998
Abstain – 1,293

Based on the votes set forth above, the amendment to the 2008 Plan was approved.

Proposal 8 – To approve by special resolution changing the name of the Company from SearchMedia Holdings Limited to Tiger Media, Inc.

The results of the voting for Proposal 8 were as follows:

For – 18,308,605
Against – 2,723
Abstain – 35,051

Based on the votes set forth above, the special resolution changing the
Company's name from SearchMedia Holdings Limited to Tiger Media, Inc. was approved.

Proposal 9 – To approve by special resolution amending the Company's Articles of
Association to reduce the minimum notice for a Director meeting from seven days to two days.

The results of the voting for Proposal 9 were as follows:

For – 16,968,239
Against – 1,346,786
Abstain – 31,354

Based on the votes set forth above, the special resolution amending the
Company's Articles of Association to reduce the minimum notice for a Director meeting from seven days to two days has been approved.

No other matters were considered or voted upon at the meeting.

A press release, dated December 14, 2012, announcing the results of the annual meeting and the Company' name change is attached a Exhibit 99.1 to this report and incorporated by reference.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: December 17, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Dated December 14, 2012